05042181

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
APR 25 2005
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
APR 04 2005
WASHINGTON DC 202

SEC FILE NUMBER
8-40870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Security Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 Market Street
(No. and Street)

Kingston	PA	18704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen M. Alinikoff 570.287.2663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kronick Kalada Berdy &Co., P.C.
(Name – *if individual, state last, first, middle name*)

190 Lathrop Street	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

THOMSON FINANCIAL
APR 25 2005
PROCESSED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen M. Alinikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Security Investments, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Notarial Seal
Marcia D. Kaufman, Notary Public
Kingston Twp. Luzerne County
My Commission Expires Feb. 25, 2007
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITY
INVESTMENTS, INC.

YEARS ENDED
DECEMBER 31, 2004 AND 2003

FIRST SECURITY INVESTMENTS, INC.

YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

	PAGE
Independent auditors' report	1 - 2
Financial statements:	
Statements of financial position	3
Statements of operations	4
Statements of changes in stockholders' equity	5
Statements of cash flows	6
Notes to financial statements	7 - 11
Additional information:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Internal control report:	
Internal auditors' report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3	13 - 14

Kronick
Kalada
Berdy & Co.
A Professional Corporation

Certified Public Accountants

Officers/Shareholders

Donald M. Kronick, CPA
Joseph J. Kalada, CPA
Paul Berdy, CPA
William R. Lazor, CPA/PFS
Deborah A. Eastwood, CPA
Kevin R. Foley, CPA
William Fromel, CPA
Mario Ercolani, CPA

Independent Auditors' Report

To the Stockholders of
First Security Investments, Inc.

We have audited the accompanying statement of financial condition of First Security Investments, Inc. (the "Company") as of December 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Security Investments, Inc. as of December 31, 2003 and for the year ended December 31, 2003 were audited by other auditors, whose report dated February 13, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of First Security Investments, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

REPLY TO: 190 Lathrop Street • Kingston, PA 18704 • (570) 283-2727 • (570) 283-1670 Telefax

101 West Broad Street
Hazleton, PA 18201
(570) 459-1373

24 N. Seventh Street
Stroudsburg, PA 18360
(570) 420-9500

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, to the financial statements, Management and the Board of Directors have elected to close the Company. This closure is expected to occur during prior to June 30, 2005, pending regulatory approval. The financial statements do not include any adjustments that might result from the outcome of this closure.

Kronick Kalada Berdy & Co.

March 30, 2005

FIRST SECURITY INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 70,722	$ 258,603
Marketable securities, at market value	120,600	313,152
Commissions receivable	78,493	56,480
Accrued interest income	2,475	7,008
Other receivables		7,780
Prepaid expenses	61,342	62,565
Due from shareholder, non-interest bearing with no stated maturity	66,875	
Intangible asset (net of accumulated amortization of $150,000 for 2003)		600,000
Due from affiliate (net of estimated allowance for doubtful collections of $126,415 in 2004 and $406,026 in 2003)		
Total	$ 400,507	$ 1,305,588

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Commissions payable	$ 79,417	$ 175,773
Payable to clearing broker	72,368	35,366
Accounts payable	140,340	253,380
Total liabilities	292,125	464,519
Stockholders' equity	108,382	841,069
Total	$ 400,507	$ 1,305,588

See notes to financial statements

FIRST SECURITY INVESTMENTS, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commissions, net	$ 1,930,817	$ 3,385,683
Other revenues	68,987	65,786
Interest income	18,723	22,743
Dividend income		5,959
Net investment gains (losses)	3,013	(13,538)
Total revenues	2,021,540	3,466,633
Expenses:		
Commissions	1,115,023	1,898,389
Management fees	1,140,306	1,648,100
Amortization		150,000
Insurance	93,865	106,721
Licenses and fees	46,248	66,640
Professional fees	26,003	59,691
Other expenses	25,535	24,873
Interest expense	5,596	11,448
Settlement expense		10,000
Other taxes	1,261	3,151
Intangible asset impairment loss	600,000	
Adjustments to doubtful collections	(279,611)	(154,356)
Total expenses	2,774,226	3,824,657
Net loss	$ (752,686)	$ (358,024)

See notes to financial statements

FIRST SECURITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common stock		Additional paid-in Capital	Deficit	Treasury Stock	Total
	Shares (a)	Amount				
Balances, December 31, 2002	106,250	$ 1,062	$ 2,854,840	$ (1,656,809)		$ 1,199,093
Net loss				(358,024)		(358,024)
Balances, December 31, 2003	106,250	1,062	2,854,840	(2,014,833)		841,069
Purchase of 26,562 shares of treasury stock					(1)	(1)
Net loss				(752,686)		(752,686)
Capital contribution			20,000			20,000
Balances, December 31, 2004	106,250	$ 1,062	$ 2,874,840	$ (2,767,519)	$ (1)	$ 108,382

(a) Authorized 1,000,000 shares at $.01 par value each; 106,250 shares issued as of December 31, 2004 and 2003; 79,688 and 106,250 shares outstanding at December 31, 2004 and 2003, respectively.

See notes to financial statements

FIRST SECURITY INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$ (752,686)	$ (358,024)
Adjustments:		
Amortization		150,000
Write-down of intangible asset	600,000	
Adjustment to doubtful accounts	(279,611)	(154,356)
Changes in assets and liabilities:		
Marketable securities	192,552	1,366,153
Commissions receivable	(22,013)	(13,378)
Accrued interest income	4,533	12,264
Other receivables	7,780	990
Prepaid expenses	1,223	10,243
Due from affiliate	279,611	154,356
Commissions payable	(96,356)	58,408
Payable to clearing broker	37,002	(966,600)
Accounts payable	(113,040)	(12,734)
Total adjustments	611,681	605,346
Net cash provided by (used in) operating activities	(141,005)	247,322
Cash flows used in investing activities,		
Due from shareholder	(66,875)	
Cash flows provided by financing activities:		
Purchase of treasury stock	(1)	
Proceeds from capital contribution	20,000	
Net cash provided by financing activities	19,999	
Net increase (decrease) in cash and cash equivalents	(187,881)	247,322
Cash and cash equivalents, beginning	258,603	11,281
Cash and cash equivalents, ending	$ 70,722	$ 258,603
Supplemental disclosure of cash flow information:		
Interest paid	$ 5,596	$ 11,448

See notes to financial statements

1. Nature of operations and summary of significant accounting policies:

Nature of operations:
First Security Investments, Inc. (the "Company") operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and various states. The Company also sells life insurance policies and annuities to individuals primarily in the Eastern United States. Subsequent to December 31, 2004, Management and the Board of Directors have elected to close the Company. This closure is expected to occur in 2005, pending regulatory approval.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities:
Marketable securities are valued at market value. The resulting difference between cost and market is included in net investment gains (losses). Profit and loss arising from all marketable security transactions are recorded on a trade date basis and reported as net investment gains (losses).

Commissions receivable:
Commissions receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon a periodic review of individual accounts. Commissions receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

1. Nature of operations and summary of significant accounting policies (continued):

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses that are available to offset future taxable income.

Commission income and expenses:
Commission income and expenses on securities transactions are recorded on a trade date basis.

Intangible asset:
The Company purchased a customer list (the "List") from a new stockholder on December 23, 2002 for $750,000. The List was being amortized over its estimated useful life of five years, using the straight-line method, beginning January 1, 2003. In 2004, the Company purchased this stockholder's common stock for $1. In addition, this stockholders' employment and stock option agreement were terminated. Based on these events, the Company determined that the List was not recoverable at December 31, 2004.

2. Marketable securities:

Marketable securities owned at December 31, 2004 and 2003 consist of trading securities at market value, as follows:

	2004	2003
Federal, state and municipal obligations	$ 90,000	$ 284,802
Corporate stocks	30,600	28,350
	$ 120,600	$ 313,152

3. Commissions receivable:

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. The Company also received commissions from life insurance polices and annuities. The commission receivable from the clearing broker at December 31, 2004 and 2003 amounted to $12,324 and $56,480, respectively.

4. Related party transaction:

Management services, including facilities services, are purchased from an affiliated company. Management fees incurred for the years ended December 31, 2004 and 2003 amounted to $1,140,306 and $1,648,100, respectively.

Due from affiliate represents the balance due from an affiliated company. There are no repayment terms nor is interest charged on the outstanding balance. At December 31, 2004 and 2003, an allowance for doubtful collections equal to the outstanding balance was provided due to the financial condition of the affiliate.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $37,294, which was $12,706 less than the required net capital of $50,000. The Company's net capital ratio was 5.9 to 1 at December 31, 2004. Due to the Company's failure to meet minimum capital at December 31, 2004, it may be subject to fines and penalties from its regulatory authority.

6. Exemptive provisions of Rule 15c3-3:

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

7. Income taxes:

The deferred tax asset and valuation allowance at December 31, 2004 and 2003 are as follows:

	2004	2003
Net operating loss carryforwards	$ 648,600	$ 600,200
Allowance for doubtful collections	51,300	164,900
Capital loss carryforwards	136,700	140,700
Amortization/impairment, intangible	304,500	40,600
Unrealized losses on investments	5,400	2,500
Valuation allowance	(1,146,500)	(948,900)
Deferred income taxes	$ 0	$ 0

The Company recognized a deferred tax asset related to its net operating loss carryforward and established a valuation allowance for the deferred tax asset since the deferred tax asset may not be realized in the near term. The Company also recognized a valuation allowance to the extent of the other deferred tax assets since the net deferred tax assets may not be realized in the near term. The valuation allowance at December 31, 2002 was $794,000.

Approximately $1,508,000 of loss carryforwards are available at December 31, 2004 for federal purposes and $1,359,000 for state purposes. The federal carryforwards begin to expire in 2015 and the state carryforwards begin to expire in 2010.

8. Concentration of credit risk:

The Company maintains substantially all of its cash and cash equivalent accounts with an investment company and a financial institution. The cash and cash equivalent balances with the investment company are protected up to $100,000 by the Securities Investor Protection Corporation. The cash and cash equivalent balances with the financial institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities whose counter parties primarily include broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument.

9. Contingency:

The Company - together with various other broker-dealers, corporations and individuals -have been named as defendants in serval class action lawsuits that allege violations of federal and state securities laws and claim substantial damages. The Company is also a defendant in other lawsuits incidental to its securities business. Management, after consultation with outside legal counsel, believes that the resolution of these claims or settlement of the claims will not result in any material adverse effect on the Company's financial condition.

FIRST SECURITY INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	108,382
Deductions and/or charges:		
Nonallowable assets:		
Cash and cash equivalents		1,556
Prepaid expenses		61,342
Total nonallowable assets		62,898
Net capital before haircuts on securities positions		45,484
Haircuts on securities:		
Trading securities		4,590
State and municipal government obligations		3,600
Total		8,190
Net capital	$	37,294

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities:		
Commissions payable	$	79,417
Accounts payable		140,340
Total aggregate indebtedness	$	219,757

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Regulatory minimum	$	50,000
Calculated minimum based on aggregate indebtedness	$	14,650
Required capital	$	50,000
Net capital deficit of requirement	$	(12,706)
Ratio of aggregate indebtedness to net capital		5.9

RECONCILIATION WITH COMPANY'S COMPUTATION

Included in Part II of Form X-17A-5 as of December 31, 2004:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	62,878
Net audit adjustments		25,584
Net capital, per above	$	37,294

Kronick Kalada Berdy & Co.
A Professional Corporation

Certified Public Accountants

Officers/Shareholders

Donald M. Kronick, CPA
Joseph J. Kalada, CPA
Paul Berdy, CPA
William R. Lazor, CPA/PFS
Deborah A. Eastwood, CPA
Kevin R. Foley, CPA
William Fromel, CPA
Mario Ercolani, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders of
First Security Investments, Inc.

In planning and performing our audit of the financial statements and additional information of First Security Investments, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the Exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and

REPLY TO: 190 Lathrop Street • Kingston, PA 18704 • (570) 283-2727 • (570) 283-1670 Telefax

101 West Broad Street
Hazleton, PA 18201
(570) 459-1373

24 N. Seventh Street
Stroudsburg, PA 18360
(570) 420-9500

to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kronick Kalada Berdy & Co.

March 30, 2005